Mail Stop 4561

June 27, 2008

Srini Vasan, Chief Executive Officer
ZUMA360 Software, Inc.
6911 Hayvenhurst Avenue, Suite 101
Van Nuys, CA 91406

> **Re:** **ZUMA360 Software, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed June 24, 2008**
> **File No. 333-149710**

Dear Mr. Vasan:

We have reviewed the above-captioned filing and your responses to our letter dated May 16, 2008, and have the following comments.

Use of Proceeds, page 18

1.   We note your response to comment 2 of our letter dated May 16, 2008, in which we asked you to revise your "Use of Proceeds" section to reflect the extent to which you planned to use offering proceeds to pay for accrued and deferred salaries. Please revise your disclosure in this section to provide a more detailed discussion of your use of offering proceeds in the event that a small percentage of your offering is subscribed (approximately ten to fifteen percent). Also include a discussion of your use of offering proceeds in the event that half of your offering is subscribed. Make sure you update the tabular disclosure in this section to reflect this additional disclosure.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (888) 501-3763</u>
   Stephan Jan Meyers, Esq.